Dirección General Económico Financiera Director General	Paseo de la Castellana, 278-280 28046 Madrid España	Tel. 34 91 348 14 94 Fax 34 91 314 29 35 framirez@repsolpf.com www.repsolypf.com

September 28, 2007

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2006 File No. 001-10220

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7410

Dear Ms. Davis:

Thank you for your letter dated August 28, 2007 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s August 28, 2007 comment letter in bold text.

In providing these responses, and in response to the Staff’s prior request, we hereby acknowledge that:

•	Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo Chief Financial Officer

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.           We note that you state on pages 34 and 39 of your 20-F that in early 2007 you entered into a service contract with respect to the development of the South Pars fields for the Persian LNG project. We also note that on page 31 you identify Cuba as one of the countries you were active in during 2006. Please provide us with updated information regarding the extent of your contacts with Iran and Cuba, and with an analysis of the materiality, individually and in the aggregate, of your contacts with Iran and Cuba. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran and Cuba. Please also provide the approximate dollar amount, if any, paid to the governments of Iran and/or Cuba in 2006, and in the first half of 2007. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, reports that the California Public Employees’ Retirement System, the New York City Office of the Comptroller, the New York State Office of the Comptroller, the North Carolina Department of State Treasurer and the Illinois State Board of Investment have written to you regarding your contacts with Iran. We also note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. In addition a number of states are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that have operations associated with Iran.

Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Iran and Cuba.

Below please find updated information on our contacts with Iran and Cuba and an assessment of the materiality of such contacts.

Iran

Repsol YPF Oriente Medio S.A. participates in three exploration blocks in Iran: since April 2001, in the Mehr onshore block, in which we have a 33% stake and the operator of the block is OMV (Iran) Onshore Exploration Gmbh; and since October 2004, in the Forooz and Iran Mehr offshore blocks (each 100% owned by Repsol YPF Oriente Medio S.A.).

ANNEX A

In addition to these blocks, since the first contacts in 2000, Repsol YPF Oriente Medio S.A. and Repsol LNG S.L. have also been participating with other companies in an LNG integrated project (the “Persian LNG project”) which is currently in the study phase. In connection with this project, Repsol YPF Oriente Medio S.A. and Shell Upstream Development B.V. signed a service contract with the Iranian state-owned oil company on January 27, 2007. Repsol LNG S.L. has a 25% interest in the midstream part of the Persian LNG project, Shell Gas Holding (ME) B.V. has a 25% interest and an affiliate of the Iranian state-owned oil company has a 50% interest less one share. The final investment decision, which will be taken by each partner regarding both the liquefaction plant and the start-up of the exploration and development operations on the project, has not yet been made.

The investments Repsol YPF Oriente Medio, S.A. and Repsol LNG, S.L. have made in Iran to date are immaterial from both a quantitative and a non-quantitative basis, as discussed below. Repsol YPF Oriente Medio, S.A. currently has 17 employees in Tehran (ten Iranians and seven expatriates).

 As of December 31, 2006, we had consolidated assets and liabilities of approximately $30.8 million and $27.1 million, respectively, associated with Iran, which represented 0.07% and 0.1% of our consolidated assets and liabilities, respectively, at such date. In the year ended December 31, 2006, we did not have any consolidated revenues associated with Iran, and we incurred no tax liabilities arising out of our operations associated with Iran during the period.

In 2006 and in the six months ended June 30, 2007, we paid approximately $3.9 million and $2.1 million, respectively, in the aggregate, to the government of Iran and Iranian state-owned entities. Such payments related to taxes, social security charges and other services rendered by state-owned entities.

Cuba

In December 2000, Repsol YPF Cuba S.A. reached an agreement with the Cuban state-owned oil company, obtaining the right to explore in offshore blocks 25, 26, 27, 28, 29 and 36. At the beginning of 2005, block 35 was awarded to Repsol YPF Cuba S.A. and included in the same acreage.

In July 2004, the only exploratory well drilled to date was finished (Yamagua-1) in a 1,660 meter water depth and to a total depth of 3,410 meters. After the evaluation of the results, the well was considered as negative and it was abandoned.

In 2005 Repsol YPF Cuba S.A. agreed with the companies Hydro Oil & Gas Cuba AS and ONGC Videsh Ltd. on the assignment of a portion of Repsol YPF Cuba S.A.’s participation in the exploratory block and signed a joint operation agreement (JOA). The assigment was approved by the Cuban authorities in May 2006. The stakes in the blocks, which continues to be operated by Repsol YPF Cuba S.A., are Repsol YPF Cuba S.A. with 40%, Hydro Oil & Gas Cuba AS with 30% and ONGC Videsh Ltd. with 30%. As of December 31, 2006, we had consolidated assets and liabilities of approximately $2.1 million and $2.4 million, respectively, associated with Cuba, which represented 0.005% and 0.01% of our consolidated assets and liabilities, respectively, at such date. In the year ended December 31, 2006, we had consolidated revenues of approximately $17.9 million associated with Cuba, which represented 0.03% of our consolidated revenues and which related mainly to the assignment approved in May, 2006 mentioned above.

ANNEX A

 In 2006 and in the six months ended June 30, 2007, we paid the government of Cuba approximately $0.7 million and $9,600, respectively, all of which related to taxes.

Materiality Assessment

In assessing the materiality of our current and proposed operations in Iran and Cuba, we consider and have in the past considered quantitative as well as non-quantitative factors.  Based on the quantitative information set forth above, we believe that our operations in Iran and Cuba are individually and in the aggregate immaterial to our financial condition and results of operations on a quantitative basis.  Our assessment of non-quantitative factors includes consideration of the potential impact of our ties to such countries upon our reputation and, correspondingly, upon our share value.  In this regard, we also have considered the fact that certain investors have policies limiting or prohibiting investments in companies that invest or operate in countries that are designated by the U.S. government as state sponsors of terrorism and that we have received two letters from investors inquiring as to our contacts with Iran.  We confirm to the Staff that we believe that our operations in Iran and Cuba do not pose a material investment risk to our shareholders and that we have provided adequate disclosure regarding the material risks arising out of our operations in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“2006 20-F”) and in our prior annual reports, including the regulatory, operational and market risks that exist in most, if not all, of the jurisdictions in which we operate, including Iran and Cuba.

We also believe to be remote the likelihood that a risk relating to our current and proposed operations in Iran and Cuba, beyond the regulatory, operational and market risks that exist in most, if not all, of the jurisdictions in which we operate and which are disclosed in the “Risk Factors” section of our 2006 20-F, could cause a material negative impact on our reputation and, correspondingly, upon our share value, for the following reasons:

•
We have disclosed the extent of and details regarding our operations in Cuba and Iran in our 2006 20-F (and Annual Reports on Form 20-F for prior years) such that our shareholders, financial analysts who cover Repsol YPF and the market in general are aware of our operations in such countries.  Accordingly, any potential impact of our ties to such countries upon our reputation and, correspondingly, upon our share value, should already be reflected in the trading value of our securities.

•
We have included a specific risk factor in our 2006 20-F (and Annual Reports on Form 20-F for prior years) regarding the possible imposition of U.S. government sanctions as a result of the Group’s activities in certain countries, and we confirm to the Staff our belief that no sanction that could be imposed by the U.S. government pursuant to existing laws or regulations would be material, individually or in the aggregate, on a quantitative or qualitative basis.

•
Based on the foregoing, as well as the fact that our assets, liabilities and revenues associated with our operations in Iran and Cuba are immaterial to the Repsol YPF Group as a whole on a quantitative basis as demonstrated above, we do not believe that such operations have had any significant impact on the Repsol YPF Group or investor sentiment. In addition, we believe that investors, including the investors who have written to us regarding our contacts with Iran, and consumers are aware that the majority of the world’s oil is found in countries in the Middle East,

ANNEX A

including Iran, and that drilling activities in and around the waters surrounding Cuba have increased in the recent past.

•
The fact that the Repsol YPF Group maintains policies and procedures pursuant to which the Repsol YPF Group seeks to comply with applicable regulations relating to activities in Iran and Cuba.  Among other things, subsidiaries of Repsol YPF conduct training and have implemented policies and procedures designed to ensure that U.S. persons associated with, or part of, the Repsol YPF Group are not engaged in activities that violate or would cause members of the Repsol YPF Group to violate applicable regulations on dealing with Iran and Cuba.

Key information about Repsol YPF

Risk factors

Repsol YPF has extensive operations in Argentina, page 4

2.           We note your disclosures that indicates you have long-term contracts to sell gas in Chile. We further note that the government of Argentina has placed restrictions on gas exports to Chile. Please clarify if these restrictions have impeded or are expected to impede your ability to deliver on your Chilean contracts, such that the risk of non-performance exists. Please clarify and quantify the Argentine restrictions on exporting gas and contrast these restrictions to your Chilean supply commitments.

As described in section 2.5.2.6 of our 2006 20-F, based on the provisions of Regulation No. 27/04, Resolution No. 659/04 and Resolution No. 752/05, the Argentine Secretariat of Energy and/or the Under-Secretariat of Fuels have instructed YPF S.A. (Repsol YPF’s main subsidiary in Argentina) to re-direct natural gas export volumes to the Argentine domestic market, thereby affecting natural gas exports, by means of requiring the provision of additional volumes, not contractually committed by YPF S.A., to supply the domestic market. These additional volumes are not provided for in contractual commitments of YPF, S.A., which has forced YPF S.A. to reduce the export volumes authorized to be provided under the relevant agreements and permits (including the Chilean supply commitments), the performance of which has been affected by the aforesaid regulations.

As described in section 6.2 Legal Proceedings of our 2006 20-F, YPF S.A. appealed these measures. However, in the absence of a favourable resolution, YPF S.A. is required to comply with such measures. YPF S.A. informed its customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases YPF S.A. from any contractual or extracontractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. Some of YPF´s current customers have rejected the force majeure invoked by YPF S.A., claiming the payment of damages and/or penalties for breach of supply commitments, and reserving their rights to file future claims. Three customers sought payments from YPF S.A. for damages under “deliver or pay” clauses, which demands have been rejected by YPF S.A. One of these customers, Innergy Soluciones Energéticas S.A., filed an arbitral proceeding claiming damages of U.S.$24 million plus interest, which may increase to the amount of penalties that Innergy has billed to YPF S.A. on a monthly basis for missed deliveries after the date of filing the relevant claim. YPF S.A. is currently in a pre-arbitral situation with two other clients who have sought damages from YPF S.A. under a “deliver or pay” clause, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A.

have also sought liquidated damages for non delivery of natural gas until November 2006, for a total amount of approximately U.S.$ 41 million. YPF S.A. has rejected such claims.

The Argentine authorities have forced YPF S.A. to reduce the export volumes authorized to be provided under the relevant agreements and permits (including the Chilean supply commitments) as shown in the chart below:

Year	Maximum Contracted Volumes – MCV (Million Cubic Meters)[1]	Restricted Volumes (Million Cubic Meters)[2]	Percentage of Restricted Volumes vs MCV
2005	5,995.2	875	14.5%
2006	6,015.1	1,240	20.6%

1    Reflects the maximum quantities committed under YPF’s natural gas export contracts.  Includes all YPF´s natural gas export contracts, pursuant to which natural gas is exported to Chile and Brazil.

2    Restricted volumes which correspond to long-term contracts to sell gas in Brazil amount to 12.2% of the aggregate Restricted Volumes.

3.           We note your disclosure that indicates there is a likelihood of being fined by the Argentine government regarding currency dispositions and pricing discrepancies relating to oil forward sales. Please clarify if this likelihood has been recognized in your financial statements. Please refer to paragraph 86 of IAS 37 and provide the required disclosures or otherwise why the disclosures are not necessary.

We have not recognized a provision for the contingencies mentioned in Staff comment no. 3 above in our financial statements as they do not meet the conditions established in paragraph 14 of IAS 37 since we currently do not have any legal or implicit obligation in respect of such contingencies.

We disclosed information in page F-76 of our 2006 20-F regarding the nature of the contingency derived from the currency dispositions (Availability of foreign currency from exports in Argentina) as is required by paragraph 28 of IAS 37.

Regarding the fines that possibly could be levied for pricing discrepancies in connection with the FOS transactions (forward oil sales), these matters have arisen in the context of several proceedings that have been commenced against YPF, S.A. by the customs authorities in Neuquén and Comodoro Rivadavia for alleged formal defects in the customs declarations that were made in connection with the FOS transactions. These proceedings are currently at the initial administrative level, and Repsol YPF believes that any possible fine arising out of such proceedings would have no legal basis and, therefore, we believe the occurrence of the contingency to be unlikely.

Overview of Consolidated Results of Operations

Affiliate Company

Taxes, page 84

4.           Please disclose if material, the amount of provisions recorded that you describe as being “adequate to cover” your affiliate tax contingences.

ANNEX A

The amount of provisions recorded related to tax contingences as of December 31, 2006 is ****, which is included in the “provisions for contingencies and expenses” caption of our consolidated balance sheet and set forth in the caption “Other provisions” of the table included on page F-49 of our 2006 20-F.

In the case of provisions recorded to cover our affiliate tax contingencies we have relied on paragraph 92 of IAS 37, as we consider that disclosure of information can be expected to prejudice seriously the position of our company in a dispute on those tax matters.

Controls and Procedures, page 158

5.           We note your effectiveness conclusion regarding disclosure controls and procedures at the reasonable assurance level for “gathering, analyzing and disclosing” required information. Please refer to the definition of disclosure controls and procedures found in Exchange Act Rule 13a-15(e), and if true, modify your effectiveness conclusion accordingly.

Exchange Act Rule 13a-15(e) defines “disclosure controls and procedures” as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure”.

As the Staff notes, in our 2006 20-F we disclose that “Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information Repsol YPF is required to disclose in the reports it files under the Securities Exchange Act, within the time periods specified in the SEC’s rules and forms.” We respectfully submit to the Staff that our formulation, which is substantially similar to the formulation used by other Exchange Act reporting companies, and which has been the formulation we have used in Annual Reports on Form 20-F we have filed in the past, is consistent with the requirements of Rule 13a-15 and is not meant to, and does not qualify in any way the applicable definition of “disclosure controls and procedures” set forth in Rule 13a-15 and our management’s conclusions relating thereto.  However, we respectfully submit to the Staff that we will revise the language (following the completion of the necessary evaluations) in our Annual Report on Form 20-F for the fiscal year ending December 31, 2007 and thereafter to read “Repsol YPF’s Chief Executive Officer and Chief Financial Officer concluded that Repsol YPF’s disclosure controls and procedures were effective at the reasonable assurance level for recording, processing, summarizing and reporting the information Repsol YPF is required to disclose in the reports it files or submits under the Securities Exchange Act, within the time periods specified in the SEC’s rules and forms.”

ANNEX A

Financial Statements

Note 3 – Accounting Policies

Note 3.7 (f) – Emission allowances, page F-22

6.           We note your policy for accounting for emissions allowances issued for no consideration. Please tell us why you believe your accounting policy is appropriate and provide us with the source of IFRS guidance you are relying upon. We note that a prior interpretation issued by the International Financial Reporting Interpretations Committee, regarding Emission Rights (IFRIC 3) has been withdrawn.

Allowances received for no consideration under the National Emission Allowance Assignment Plan are recognized, according to paragraphs 24-28 of IAS 20, and paragraph 44 of IAS 38, at fair value (the value on the first date of the allocation year – January 1) and recorded as an intangible asset and deferred income. The emission rights are recognized as an intangible asset because they are identifiable non-monetary assets without physical substance per the definition of intangible asset in paragraphs 8 and 12 of IAS 38.

As the emissions are made, the Group recognizes a provision on the basis of the tonnes of CO2 emissions. Deferred income initially recognized for the allowances received for no consideration is applied to the income statement as the CO2 emissions are made for which they are assigned to cover, according to paragraphs 12, 17 and 18 of IAS 20, such that there is no effect on the income statement for the emission allowances received for no consideration.

Emission allowances are not amortized but are tested for impairment in accordance with IAS 36. If the quoted price at period-end is less than the original price, according to paragraph 24 of IAS 36, the intangible asset is impaired and the deferred income is applied to the income statement and reduced to the period-end price, such that there is no effect on the income statement for any impairment on allowances received for no consideration.

The only effect on the income statement corresponds to the emissions made in the period for which the company has not received emission allowances for no consideration. For the year 2006 we recorded a net expense of 4 million euros, as described on page F-22 of our 2006 20-F.

The Group holds the granted allowances in order to comply with the Spanish National Allocation Plan (as described in our response to Staff comment no. 7) until the environmental authorities have concluded the official measurement of the emissions made in the compliance year already finished. Once the real emissions have been officially validated and the annual submission of the allowances is accomplished, both the intangible asset and the provision are derecognized in our consolidated financial statements.

We believe the accounting treatment described above is in conformity with International Financial Reporting Standards as adopted by the European Union.

7.           Please explain how you determine the market price for the initial recognition of emissions allowances issued for no consideration. It appears from your disclosures elsewhere in your document that a market for those allowances does not exist in all jurisdictions. We further

ANNEX A

note your recognition of an impairment charge for amounts previously capitalized, which suggests these allowances are not actively traded.

The European Union Emissions Trading Scheme (EU ETS) which is based on the Directive 2003/87/EC of the European Parliament and of the Council of 13 October 2003, establishes a scheme for greenhouse gas emission allowance trading. All EU Member States are covered by this scheme. It covers over 11,500 energy-intensive installations across the EU, whose emissions represent close to half of Europe’s emissions of CO2. Repsol YPF has installations in Spain and Portugal that are covered by the EU ETS.

The scheme commenced on January 1, 2005. The First Phase runs from 2005-2007 and the Second Phase will run from 2008-2012 to coincide with the first Kyoto Commitment Period. The scheme works on a "Cap and Trade" basis: EU Member State governments are required to set an emission cap for all installations covered by the Scheme through National Allocation Plans. The companies are allocated allowances that represent the right to emit a tonne of carbon dioxide equivalent. The EU ETS allows companies to emit in excess of their allocation by purchasing allowances from the market. Similarly, a company that emits less than its allocation can sell its surplus allowances. Therefore, the market and the allowance price are established based on the supply and demand of allowances as in any other free market.

Based on information published in the World Bank report “State And Trends Of The Carbon Market 2007”, the EU ETS market volume in 2006 was 1,101 MtCO2e with a value of $24,357 million.  European Union Allowances (EUA) transactions were mainly carried out over-the-counter (with the London Energy Brokers Association, or LEBA, accounting for more than half the volume in 2006). Since its beginning, the market has evolved and now is a market with more complex transactions, and an increase in the number and type of participants.

The market price for the initial recognition of emission allowances issued for no consideration is the value on the first date of the allocation year. In 2006, the market price was 22.63 €/t on January 2, 2006 and 6.61€/t, on December 31, 2006. This drop in the quoted market price was principally caused by the surplus of allowances allocated for the First Phase (2005-2007). The impairment loss related to this drop in the quoted market price during the period has been recorded in our consolidated financial statements as of and for the year ended December 31, 2006 according to the criteria described in the response to the Staff comment no. 6 above.

The reference market prices considered for the emissions allowances during 2006 were calculated according to LEBA Carbon Index. This index price is calculated every trading day using the volume-weighted average of European Union Allowances (EUA) trades transacted by LEBA firms.